Filed by Weyerhaeuser Company

pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Weyerhaeuser Company

Commission File No.: 001-04825

Below is a transcript of an investor conference call hosted by Weyerhaeuser Company on November 4, 2013.

C O R P O R A T E  P A R T I C I P A N T S

Brad Cohen ICR, Inc. - IR

Doyle Simons Weyerhaeuser Company - President & CEO

Barry Sternlicht TRI Pointe Homes - Chairman

Doug Bauer TRI Pointe Homes - CEO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Will Randow Citi

Nishu Sood Deutsche Bank - Analyst

Ivy Zelman Zelman & Associates - Analyst

Mark Weintraub Buckingham Research - Analyst

P R E S E N T A T I O N

Operator

Greetings and welcome to the TRI Pointe Homes conference call. (Operator Instructions) As a reminder, this conference is being recorded. It is now my pleasure to introduce your host, Brad Cohen with ICR. Thank you, Mr. Cohen, you may begin.

Brad Cohen - ICR, Inc. - IR

Thank you, operator. Good morning. Welcome to the TRI Pointe Homes call to discuss the pending combination with Weyerhaeuser Real Estate Company, the wholly-owned homebuilding and real estate subsidiary of Weyerhaeuser Company, to discuss the recent announcement.

I would like to direct everyone’s attention to the Investor Relations section of Weyerhaeuser’s and TRI Pointe’s website where you will find copies of the respective companies’ press release and the investor presentation that management will walk through on this call today. In addition, a filing on Form 8-K described in the transaction has been made with the Securities and Exchange Commission.

Before we start off the call I would like to say that we will be discussing certain matters that inherently involve forward-looking statements and proposed transactions that ultimately may or may not be consummated. As a result, I would caution our audience to refer to the risk factors included in the Company’s SEC reports, as well as the cautionary language that appears at the beginning of the slides and other written materials, where you will find a more detailed discussion of those inherent risks and uncertainties.

Also in connection with the proposed transactions, we will be discussing today we plan to file certain documents with the SEC in the future which, again, we would encourage all investors to read because they will contain important information. Those documents can be found, when filed, on the SEC’s website.

With that let me turn the call over to Mr. Simons, President and Chief Executive Officer of Weyerhaeuser.

Doyle Simons - Weyerhaeuser Company - President & CEO

Good morning, everyone, and thank you for joining us to discuss this exciting announcement regarding the combination of Weyerhaeuser Real Estate Company, or WRECO as it is known, and TRI Pointe Homes. I am joined by Doug Bauer, Chief Executive Officer of TRI Pointe.

We are here in Southern California where TRI Pointe is headquartered and where WRECO’s largest home-building subsidiary, Pardee Homes, also has its headquarters. We are also joined on the call today by TRI Pointe’s Chairman, Barry Sternlicht, who is in New York.

As highlighted on slide four, TRI Pointe and Weyerhaeuser have entered into an agreement whereby WRECO and TRI Pointe will combine in a Reverse Morris Trust Transaction expected to be tax-free, valued at approximately $2.7 billion. This transaction will establish TRI Pointe as one of the 10 largest homebuilders in the United States with an estimated equity market capitalization of approximately $2.5 billion and provide Weyerhaeuser shareholders with the opportunity to own shares in one of the largest homebuilders in the country.

In addition, the combined company will own or control approximately 30,000 lots in some of the nation’s most attractive housing markets, including approximately 19,000 lots in California. We have great respect for TRI Pointe’s and WRECO’s management teams. The combination of TRI Pointe’s senior management team with WRECO’s strong local market franchises and management team will ensure the combined company maximizes its long-term growth potential.

Slide five provides an overview of the transaction. The $2.7 billion RMT transaction consists of 130 million shares of TRI Pointe stock and a cash payment of approximately $700 million to Weyerhaeuser. At closing, Weyerhaeuser will distribute ownership of WRECO to Weyerhaeuser shareholders in either a spinoff or a split off. Weyerhaeuser shareholders will ultimately own approximately 80.5% of TRI Pointe shares and the pre-transaction TRI Pointe shareholders will own approximately 19.5% of the shares.

The Board will expand from seven to nine directors with TRI Pointe naming five and Weyerhaeuser naming four directors. Barry Sternlicht will be the Chairman and Doug Bauer will be the CEO and a Director. The headquarters will continue to be in Irvine, California.

The transaction is expected to close in the second quarter of 2014 subject to customary closing conditions and TRI Pointe shareholder approval. Importantly, Starwood and five-point management have agreed to vote 40% of the outstanding Tri Pointe shares in favor of the transaction.

As highlighted on slide six, the goal of the Weyerhaeuser Board’s strategic evaluation process for WRECO was to position WRECO to realize its full potential and to maximize value for Weyerhaeuser shareholders. As part of this review, the board ran a thorough and robust process, evaluated all available options, and concluded that the combination with TRI Pointe met the stated goals. This combination creates a strong, well-capitalized, stand-alone homebuilder with significant long-term growth potential and a vehicle for Weyerhaeuser’s shareholders to own a pure-play homebuilder.

This transaction will also result in a more focused Weyerhaeuser company going forward. As a result of this transaction, Weyerhaeuser will be a forest products company with reduced earnings volatility and a capital allocation policy focused on returning cash to shareholders through a growing and sustainable dividend and share repurchases when appropriate; investing in our businesses through high-return capital projects; pursuing growth opportunities; and maintaining an appropriate capital structure. Importantly, the RMT transaction is expected to be tax-free to Weyerhaeuser and its shareholders.

Before I hand it over to Barry, let me just say how impressed I am by the senior management team at TRI Pointe and how pleased we are with the confidence that Barry has placed in this group. Now I will turn it over to Barry Sternlicht, the Chairman of TRI Pointe, to talk about the benefits of this transaction.

Barry Sternlicht - TRI Pointe Homes - Chairman

Thank you. Good morning, everyone, and I am based in Connecticut, not New York, and [as I live here] I have to point that out. We are very happy to be here today.

As you know, we have an active investors on the homebuilding and all segments of real estate. When we chose to get into the homebuilding market several years ago we knew that the most important thing in this industry is to find the best management team. And as many of you know, if you were around for IPO just about 11 months ago, we were enamored with the team of Doug Bauer and Tom Mitchell and Mike Grubbs, and I’m glad to see that Weyerhaeuser chose them also as the best horse to ride and build a great shareholder value going forward.

I think they are among the tightest, most disciplined executives that I have run into in my career, so we are quite pleased that Weyerhaeuser is entrusting us with their great homebuilding company and creating even better company in merged scale. We knew from the start that we had significant experience running a larger company. As you know, our management team at TRI Pointe spent most of their youth in the William Lyons company and they have had extensive experience across many markets on the West Coast for more than 20 years through many cycles.

So we are extremely proud of the opportunity today to expand into other markets that we targeted like Arizona, Texas, Seattle, Vegas, and other Western markets, as well as some East Coast markets. The management team knows these markets well and it will be just a matter of time before we expanded there, so now to get to go there all in one fell swoop.

With that said, very time efficient use of management’s time growing. And we grow the Company to 30,000 lots which creates a long-term pipeline, which is very important to us as we studied this transaction. Particularly their holdings in Pardee in Southern California, in the San Diego market, and the LA County markets, which are completely synergistic with our existing holdings in those markets.

As you know, with almost 20,000, or two-thirds, of the lots in the California market, we expect that we will enjoy the benefits of this merger for several years. I also point out in many transactions that I have been involved in, certainly of this scale, often they are dilutive in the first year. We expect this to be accretive in year one and every year after that.

So we are also here to build long-term value and we think these are great assets with great management teams. This isn’t a broken company. WRECO is a very strong company and Weyerhaeuser’s decision to exit the business was really a matter of focusing their shareholders on their larger business, which is their forest products business and not the homebuilding sector. So it is a perfect move, I think, for WRECO, for Weyerhaeuser, and a great opportunity for TRI Pointe which we were able to capitalize.

When we concluded our due diligence, in fact, we enforced our earlier view that the management teams and the subsidiary companies of WRECO were terrific. They had strong local reputations and very strong local brands. Our job will really be to work with them to provide capital to them, grow their subsidiaries and do it in an efficient manner to maximize shareholder value and return on equity. All of this I think at the end of the day, including the WRECO directors, we have a view of maximizing the long-term value of the company.

And providing scale in this industry at this point was very important. You may think the housing market will mumble or stumble a little bit in a short period if rates rise, but there is no question the homebuilding market is in for multiple years of expansion given the demographics and the household formation in the United States.

So we think we are building in one fell swoop the ninth-largest homebuilder by market cap. And it will eliminate, we hope, a discount we had with the small floats that we had prior to this merger.

I will mention again that WRECO’s key positions in these terrific California markets that are hard to enter, in many cases mature communities where we can underwrite certainly the near-term growth with some of — with a low standard deviation if you will. Again, WRECO’s deep local, experienced teams in these markets are ready for expanding in their own right.

So we have a similar culture of being customer focused, which is really what Doug has built and lead; building excellent quality homes for their customers; and operating with integrity, all with an eye at growing profitably in the future. They have also targeted some markets where we wanted to get long land, particularly in California. These are the markets we wanted to pursue and so we did aggressively when this opportunity came up.

And so in less than nine months of being public we have now found the perfect merger partner to accelerate our growth, for both companies and for the TRI Pointe team going forward.

One of our conditions to the merger was that our team stay in place. In fact, Weyerhaeuser knows our team also by reputation, and some personally, and I think they know how good a group they are. And I think that was what drove their selection of us as the preferred bidder in this really merger as opposed to — of two great companies as opposed to one completely buying the other.

With the transaction it lets us strengthen our balance sheet, so I will say again I’m delighted that the transaction is expected to be accretive in every year going forward. We feel fortunate that merging this company this will the combination of a great company for years to come.

So I will be staying on as Chairman of the TRI Pointe Board and look forward to working with Doug and his team and the Weyerhaeuser Directors going forward. With that I will turn the call back to Doug.

Doug Bauer - TRI Pointe Homes - CEO

Thank you, Barry. My remarks will be organized around two topics. First, I would like to brief the callers on the histories of TRI Pointe and WRECO, and lastly, talk specifically about the powerful combination.

But allow me to first say how excited we are at TRI Pointe to take TRI Pointe to the next level in a manner that truly complements the business we started only a few short years ago and took public less than 10 months ago. This is a powerful combination that provides us with the land and team necessary to as one of the preeminent homebuilders in the country with a focus on high growth, lot-constrained markets.

Let me now jump in on page 10 and provide a brief history of TRI Pointe. We are a leading regional merchant homebuilder focused on attractive California and Colorado markets. Both are states where we have extensive local knowledge and key land developer relationships.

This approach is a critical reason behind our success thus far. We build across a variety of price points and home sizes, which has provided us flexibility to pursue a wide array of land acquisition opportunities. We have been successfully executing our business plan resulting in strong growth across key metrics the last 12 months.

Moving on to the attributes of WRECO on slide 12, let me provide some further color on the strength and quality of WRECO’s operations, which is really quite evident. WRECO has been one of the largest and most respected homebuilders in the nation for years, most recently rank 17th by closing volume, 13th by revenue as of 2012. These rankings are statements to the quality of WRECO’s management, product, and mix as they show a focus on not just building for deliveries but building for profitability and customer satisfaction.

WRECO also leads in the all-important area of local, trusted brands in attractive markets with economic and demographic growth and stability. These markets are comprised of seven states with 10 submarkets and respected brands helping capture a diversity of buyers.

WRECO brings to the table a formable land position and strategy as evidenced by their over 27,000 lots in land-constrained markets. Of equal importance is WRECO’s focused on keeping their land strategy on the local level, giving local operators with the most granular knowledge and the strongest relationships the flexibility to source and develop the best locations.

In the end, you are only as good as your team, the quality of your product, and most importantly, your reputation and customer service. WRECO’s highly experience operating teams with an average tenor of 20 years and their 95% willingness to refer rating make them one of the best group of operators in the business.

Now moving on to slide 13, WRECO’s markets are located in states with high forecasted growth and a history of consistent economic and demographic strength. In the West, California, Arizona, Las Vegas are expected to continue to do strong growth in pricing and demand, while the Puget Sound area continues to benefit from growth in multiple industries.

Houston is characterized by economic and population expansion and continues to be one of the leading permit markets in the nation. The greater Washington DC area has historically seen relatively steady economic growth over time. This relative stability provides us with confidence in the long-term attractiveness of this market.

Let’s now go to slide 14. This combination is powerful and a natural fit, creating a leading national homebuilder with a regional focus. In this case, the sum is greater than the parts. TRI Pointe’s industry-leading management team will be a force multiplier to WRECO’s market-leading franchises and the resources of their exceptional on-the-ground management teams.

The combined operations of both companies will give the new TRI Pointe over 29,000 lots, a stronger and deeper California market position, a relatively high average selling price product line, land positions and brand recognition in the nation’s most attractive housing markets, along with the benefits of a strong and experienced leadership team.

From a financial standpoint, this combination will result in a business with some of the best margins in the industry; a strong balance sheet allowing for continued growth and earnings accretion for all of the TRI Pointe shareholders.

Moving on to slide 15. Slide 15 illustrates the excellent geographic match this combination creates. Out of the 27,000 lots TRI Pointe gains more than 16,000 are located in California, effectively strengthening our operations and competitive position in the state, which happens to be one of the country’s largest and strongest new home markets in a market that we know intimately.

The combination also provides TRI Pointe with an entry into other high-growth markets that exhibit favorable long-term economic and demographic fundamentals including Houston, Phoenix, Washington DC, Las Vegas, and Seattle. Importantly, the experienced management teams in these markets have proven operational experience — expertise.

Each market is different and the ability to take a tailored approach to product development, marketing and sales is a distinct competitive advantage. The beauty of this combination is that we hit the ground running at all six operating companies once we close.

As I noted before, local brands and knowledgeable management are crucial in homebuilding. Every market is different and one size does not fit all. Tri Pointe will have an unrivaled suite of locally recognized and trusted brands with the talent pool to manage and grow them.

Now please turn to slide 16. The addition of the WRECO markets and their local management team is crucial. In our business we have proven that there are material benefits to being a local market leader, especially if you are in the top 10. WRECO brings a top-five market position in six of their eight markets and top 10 in seven of those eight.

Five of those markets are currently offering at less than 25% of peak housing permit levels, as shown on the chart at the bottom of the page, and are demonstrating some of the highest growth in the nation, resulting in exceptional growth opportunities for TRI Pointe as we move forward.

Moving to slide 17, the pro forma land position of TRI Pointe will be strengthened in some of the nation’s best home markets and in the sweet spot of our peer group with an estimated nine years of supply of land and lots. This approach will enable us to meet growing demand and increase our deliveries while maintaining responsible level of land exposure in these key markets.

With over 29,000 lots in eight markets, we will have ample land to meet all of our short-term business plan needs and also provides optionality. Let’s now move to slide 18.

This next slide highlights the profound change the combination will make relative to our public homebuilder market peer group. Upon closing, based on estimated combined equity market value, TRI Pointe will be one of the 10 largest homebuilders in the United States. There is additional potential for us to refine our combined operations and add to our ancillary business opportunities over time.

Turning to slide 19, we provide a quick look at TRI Pointe on a pro forma basis. TRI Pointe will be a financially strong and flexible enterprise to meet future market conditions. We will have ample liquidity and dry powder to take advantage of opportunities in our markets, while our debt position will be conservative and in line with our peer group.

Coinciding with the closing of the transaction, we will complete a debt issuance of senior unsecured notes. Importantly, financing for this transaction has been obtained from Deutsche Bank securities and Citigroup for this transaction.

In summary, as noted on slide 20, this is a transformational and powerful combination of management experience and leadership that will be operating one of the largest and best positioned homebuilders in the country. It overlays WRECO’s leading brands, regional management talent, and strong land positions with the TRI Pointe management public company experience and a vision for growth and strong industry relationships.

The ability to hit the ground running with minimal integration at the operating level provides for a clear path of execution. Additionally, the combination provides for increased market capitalization and shares outstanding, providing for greater access to the capital markets and an expanded shareholder base.

Thank you for letting us share this exciting news with you today. We look forward to leading this national homebuilder with a regional and local focus and taking TRI Pointe to the next level.

Before we open up the line for a few questions, let me remind you that we are not at liberty to discuss any additional details beyond the presentation and press release today and have not reported our third-quarter results. We will be filing a proxy with additional details and once it is filed we will be able to provide additional information.

With that, operator, open up the lines for a few questions.

Q U E S T I O N S  A N D  A N S W E R S

Operator

(Operator Instructions) Will Randow, Citi.

Will Randow - Citi

Good morning and thanks for taking my question. Doug, when you — I guess on a historical basis, because you might not want to dive into details, but when you looked at these regions or some of the new markets, most of which you have managed over at your predecessor employer, can you talk about where you want to get heavier or lighter historically in regards to these markets?

Doug Bauer - TRI Pointe Homes - CEO

Will, with over 29,000 lots we are well positioned in all the marketplaces and having that operational team in place allows us to really maximize our growth opportunities in each one of those marketplaces. I haven’t placed a heavy emphasis on either one. Obviously, California has the predominance of the lot and we view that, number one, as it is right in our sweet spot. It is in our wheelhouse; we know California, as you know very well.

And number two, it provides great optionality. WRECO’s Pardee operations having lots in the Inland Empire in San Diego; in Los Angeles where we are not as heavily located provides an excellent footprint for growth in California and establishing a strong brand, both on the Pardee and TRI Pointe level.

Will Randow - Citi

Thanks for that. Then as a follow-up, maybe Doug and Mike if you can speak to, number one, how you think about if there is opportunity to increase asset turns and what the pro forma cash structure may look like including net debt to cap leverage?

Doug Bauer - TRI Pointe Homes - CEO

As we noted in our earlier comments, and I believe it is on slide 19, we look at the debt book to capitalization on a combined basis of roughly 43%. So we feel that is a prudent level. Our combined company has a very strong pro forma liquidity, and as I mentioned earlier, ample dry powder to grow the business and grow the operations at WRECO and TRI Pointe.

Will Randow - Citi

Thanks again, guys. Look forward to speaking with you.

Operator

Nishu Sood, Deutsche Bank.

Nishu Sood - Deutsche Bank - Analyst

Thanks. Good morning, everyone. Congratulations on the announcement.

I wanted to ask, Doug, about differences in land strategy. So when TRI Pointe was founded it was founded on the principle of managing land risk, keeping land supply kind of contained to perhaps three or four years, and some of WRECO’s assets are much longer term, obviously, especially in California.

So I was just wondering in a combined entity how would you think about reconciling those going forward. It could imply a change in strategy or of managing those assets or shedding some of those assets. How are you thinking about that going forward?

Doug Bauer - TRI Pointe Homes - CEO

Thanks, that is a great question. If you break down the four operating companies that WRECO currently has in Seattle, Arizona, Houston, and Washington DC, they actually fit the TRI Pointe model perfectly. Each one of those companies operates with turning their inventory and maintaining an inventory of approximately three to four years.

California, and especially, as you pointed out, the Pardee operation, does expand our landholdings, but as I mentioned earlier, California is right in our wheelhouse. We know those markets intimately and it provides us for an immediate platform for growth in building our housing divisions in Los Angeles, Inland Empire, San Diego, and obviously Orange County.

Some of the longer land assets will provide us optionality, frankly, whether it is increased land sales, different sorts of land ventures or [cos] or what have you. It provides all kinds of optionality and that is one of the more attractive opportunities that this merger provides TRI Pointe.

Nishu Sood - Deutsche Bank - Analyst

Got it, great care. That is very helpful color. So when you looked at the Pardee Southern California asset you saw sufficient breadth that would allow you to accelerate community openings. Obviously I would imagine there is some depth there as well, some positions that are just very long time wise.

Doug Bauer - TRI Pointe Homes - CEO

The assets in California are, we think, very accretive, especially — you pick on San Diego, for example, which is a very lot and land constrained market, very entitlement constrained. And Pardee offers some of the best assets, frankly, in San Diego in a very undersupplied market. So we feel that has significant opportunities for increased earnings potential just when you look at San Diego.

And the same is true for the Inland Empire and Los Angeles. Each one of those submarkets, as we always focus on our submarkets, are very, very strong positions. One thing to point out is the assets from WRECO actually come over at their book value in this transaction, so that makes for a very nice operation.

Nishu Sood - Deutsche Bank - Analyst

Great. One other one if I could. When we talked in the past about the blueprint for TRI Pointe becoming a regional builder, it is almost a perfect fit in what you are getting from WRECO with the exception of the DC operation. So in thinking long-term here this kind of changes the regional into a national, so how are you thinking about that going forward as well?

Doug Bauer - TRI Pointe Homes - CEO

I knew you would ask me that question, but I have got my son playing lacrosse over there so I needed a reason to go to Washington DC.

Again, with our focus on building a regional platform focus on really long-term attractive markets that have the key fundamental drivers of employment growth, household formation, we viewed actually Washington DC and the Richmond area as a perfect complement. It is going to add a few more miles to my travel schedule, but you couldn’t have asked for a better opportunity.

And the team there in DC is unbelievable. They have got very deep local relationships and they build an incredible product that is just along the same cultural lines that TRI Pointe has formed.

Nishu Sood - Deutsche Bank - Analyst

Okay, great. Thanks a lot.

Barry Sternlicht - TRI Pointe Homes - Chairman

Doug, it is Barry. I just want to add one thing on this change in strategy to the land bank. I think the key to this company is it is big enough that it creates incredible optionality for Doug and his team to buy, sell, joint venture, or layoff some of their land exposure if they want to.

But as you all know, it has gotten pretty competitive out there buying property and owning such pretty holdings at Pardee, particularly in Southern California. We were going to get long land; that was the one place we wanted to get long land, because they aren’t making any more of it. Entitlements are very tricky and these guys know everything there is to know about land in Southern California.

We thought that was going to be a core strength of this transaction. It drives a lot of the growth of the Company long term and we were very comfortable taking on that exposure in that particular submarket, end market.

Nishu Sood - Deutsche Bank - Analyst

Thanks. Makes sense.

Operator

(Operator Instructions) Ivy Zelman, Zelman & Associates.

Ivy Zelman - Zelman & Associates - Analyst

Good morning, guys. Thank you for taking my question.

Recognizing — you were mentioning Barry, I think, Doug, or you mentioned the word cultural. When you think about the independent companies that have been part of the WRECO company, many of those CEOs have been operating autonomously. And from a cultural perspective, just curious how you plan strategically to bring these companies together and how to retain this management of each of these entities that have driven the success of these individual companies. And what compensation are you providing them to keep them and retain them longer term?

Doug Bauer - TRI Pointe Homes - CEO

Ivy, this is Doug. Great question. Obviously, the human capital element of homebuilding as you and I have talked about, real estate is one but the human capital is 1a, 1b; however you want to rank it. But we rank it right at the top.

One of the more strategic and one of the huge benefits to this transaction is the fact that these companies operate on a very entrepreneurial, local basis. They have got strong key leadership that is being retained as part of this transaction and they know their local markets.

In our previous experience over 20 years building up Lyons that has always been our focus, and we think actually the key to unlocking the value in this transaction is to keep those operating teams operating in their format to let them operate and build value in their local marketplaces. So that is a key fundamental driver to Tom, Mike, and I as we operate these businesses to continue to have them grow and expand locally. This is a very local business and that was actually one of the key drivers in our mind in creating value.

Ivy Zelman - Zelman & Associates - Analyst

Will the CEOs of those individual companies be compensated with stock and is there any long-term contracts that have been provided to them?

Doug Bauer - TRI Pointe Homes - CEO

They are all being retained and currently have their compensation programs in place. They will be in place once we close this transaction to secure the operations in each one of the areas.

Ivy Zelman - Zelman & Associates - Analyst

I was just going to ask, given that you are acquiring — there is obviously several companies in aggregate. Are you anticipating from an accretive impact synergies? And if so, how do you derive those synergies and what form?

Doug Bauer - TRI Pointe Homes - CEO

The synergies from the combination primarily will happen as we move our operations over the next 12 months to Irvine, but the operating companies from an operating standpoint are not changing. Everybody at WRECO is staying in place and that is one of the huge benefits of this transaction. We hit the ground running.

The additional operating synergies actually come from growing our ancillary businesses, such as a mortgage company, expanding some of our national purchasing programs and so forth. So the benefit of this transaction is really building value in the combined operation and less about [illuminating] cost efficiencies at the overhead level.

Ivy Zelman - Zelman & Associates - Analyst

And then just lastly, Doug — and you may be able to give us some perspective on it. But when you were underwriting this transaction or the merger, what is your anticipated IRR on this that you felt that was achievable without expecting synergies from any SG&A savings, etc.?

Doug Bauer - TRI Pointe Homes - CEO

Ivy, we spent a considerable amount of time in our due diligence working with our advisors, taking a look at the financial performance of these companies. And we feel very comfortable and confident in our underwriting this value as you compare it to our peer group. But as we file our necessary financial documents under this RMT structure we will provide part of that information once we close.

Ivy Zelman - Zelman & Associates - Analyst

Got it. Thank you very much, Doug. Appreciate it.

Operator

Mark Weintraub, Buckingham Research.

Mark Weintraub - Buckingham Research - Analyst

Thank you. A couple of questions. First, I was hoping if possible can we get a little more color on where the landholdings in California — what percentage is in the San Diego area, how much is in the Inland Empire, etc.? Is that something you can share with us at this point?

Doug Bauer - TRI Pointe Homes - CEO

Mark, this is Doug. To be honest with you, I don’t have the percentages broken off right in front of me right now. But I can tell you that between San Diego, the Inland Empire, and Los Angeles, which are the three market areas that Pardee kind of dominates, it provides an excellent footprint for homebuilding operation and land sales. But we can follow up with that information later.

Mark Weintraub - Buckingham Research - Analyst

Okay, great. When you think about the rate of growth in these markets, particularly in the California markets, do you anticipate they will be largely growing with market growth or do you have the capability to essentially speed up the process with your lot position and grow meaningfully faster than what the submarkets would be growing?

Doug Bauer - TRI Pointe Homes - CEO

When you take a look at combining the TRI Pointe operation, which represents, as of June, a little over 2,600 lots along with the Pardee operation, it provides an excellent foundation to set up operations of housing operations in the Los Angeles, Inland Empire, San Diego. I call it the Orange County marketplaces.

I break them down that way because they are really submarkets. Each one is very unique in its own right and what Pardee offers is a base to establish those housing opportunities, both in housing and land sales. But it also provides those teams in place in those market areas to continue to expand our merchant and land development opportunities. So we think it is an unbelievable opportunity.

Mark Weintraub - Buckingham Research - Analyst

Okay, great. A question for Doyle, if I could. The $700 million that will get — that will come from WRECO to Weyerhaeuser is there — what is going to be the use of those monies?

Doyle Simons - Weyerhaeuser Company - President & CEO

Good morning, Mark. As I mentioned, our financial priorities, as we have highlighted before, Mark, start with returning cash to shareholders through a growing and sustainable dividend and also share repurchase, when appropriate. We will also look to invest in our business through high-return capital projects, pursue growth opportunities, and of course, we will always maintain an appropriate capital structure.

So as we look at the proceeds from this transaction going forward that is the way we will prioritize the proceeds.

Mark Weintraub - Buckingham Research - Analyst

Okay, thank you very much.

Operator

We have reached the end of our question-and-answer session. I would like to turn the floor back over to Mr. Bauer for closing remarks.

Doug Bauer - TRI Pointe Homes - CEO

I want to thank everyone for joining us this morning. We are very, very excited. This is a powerful combination. Tom, Mike, and I want to thank everybody at the Weyerhaeuser team and Doyle and his team for putting this opportunity together and working in tandem as really a form of a partnership.

We look forward to reporting our own third-quarter earnings on November 13, so thank you everybody and have a great day.

Operator

Thank you. That does conclude today’s teleconference. You may disconnect your lines at this time and have a wonderful day. We thank you for your participation today.

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